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04035786

File No. 82-34735

July 21, 2004

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
Mail Stop 0302
450 Fifth Street, N.W.
Washington, D.C. 20549-0302

SUPPL

RECEIVED 2004 JUL 27 A 9 OFFICE OF INTERNATIONAL CORPORATE FINANCE

PROCESSED JUL 27 2004 THOMSON FINANCIAL

Re: ASSA ABLOY AB (the "Company") -- Information Furnished Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934 (File No. 82-34735)

Ladies and Gentlemen:

Enclosed herewith is information to be furnished to the Securities and Exchange Commission pursuant to subparagraph (1)(iii) of Rule 12g3-2(b) (the "Rule") under the Securities Exchange Act of 1934 (the "Exchange Act"). In accordance with subparagraphs (4) and (5) of the Rule, the information and document furnished herewith are being furnished with the understanding that they shall not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such information or document pursuant to the Rule shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

In the event that any questions should arise in connection with this matter, please contact the undersigned at (212) 294-6751. Please have the enclosed copy of this letter date stamped and returned in the enclosed envelope.

Yours very truly,

Pierre J. Lorieau

dlw 7/27

Enclosure

cc: Martin Hamner, Controller
Nina Svensson, Esq.
Jeffrey H. Elkin, Esq.

NY:873580.1

File No. 82-34735

INVITATION FROM ASSA ABLOY

14 July 2004

ASSA ABLOY Interim Report January-June 2004 on 21 July

The ASSA ABLOY Group will release the second quarter results for 2004 on **Wednesday 21 July 2004 at 12.00 pm (GMT +2)**. We have the pleasure of inviting you to an investors' meeting and web conference.

Investors' Meeting and Web Conference at Operaterrassen in Stockholm

Bo Dankis' presentation of the second quarter results 2004 will be sent live on ASSA ABLOY's website **www.assaabloy.com**.

The agenda for the investors' meeting and web conference on **Wednesday 21 July** will be as follows **(GMT +2)**:

13.00 Investors' meeting and live web conference starts. Presentation of the second quarter results 2004 by Bo Dankis, President and CEO

13.30 Questions and answers (you can call in on telephone nr: +44 (0)20 7162 0186)

14.00 Closing of investors' meeting and web conference

Copies of the second quarter results 2004 presentation will be available one hour before the conference starts at **www.assaabloy.com**.

If you have any questions, please contact Hedvig Wennerholm, telephone number +46 (0)8 506 485 71 or e-mail hedvig.wennerholm@assaabloy.com.

ASSA ABLOY

ASSA ABLOY AB, P.O. Box 70340, SE-107 23 Stockholm
Tel: +46-8-506 485 000, Fax: +46-8-506 485 85
www.assaabloy.com

The ASSA ABLOY Group is the world's leading manufacturer and supplier of locking solutions, dedicated to satisfying end-user needs for security, safety and convenience. The Group has about 30,000 employees and annual sales of approximately EUR3 billion.

File No. 82-34735

PRESS RELEASE

from ASSA ABLOY AB (publ)

21 July 2004
No. 8/04

ASSA ABLOY Q2: STRONG ORGANIC GROWTH

- Sales in the second quarter increased organically by 7% to SEK 6,533 M (5,930), after exchange-rate effects of SEK -174 M.
- The operating margin (EBITA) increased to 14.3% (13.0).
- Net income for the second quarter increased to SEK 372 M (257).
- Earnings per share for the quarter increased by 42% to SEK 1.01 (0.71).
- Operating cash flow improved to SEK 652 M (578), excluding restructuring payments.

"I'm proud to report that ASSA ABLOY achieved strong organic growth in the quarter. Our EBITA margin improved both as a result both of sales growth and the restructuring measures," says President and CEO, Bo Dankis. "We have upgraded the sales outlook and our margin for the full year will continue to increase. The full impact from the restructuring program has been pushed back to the latter part of 2005."

SALES AND INCOME

	Second quarter			6 months		
	2004	2003	Change	2004	2003	Change
Sales, SEK M	6,533	5,930	+10%	12,816	12,054	+6%
of which:						
Organic growth			+7%			+5%
Acquisitions			+6%			+6%
Exchange-rate effects	-174		-3%	-562		-5%
Operating margin (EBITA), %	14.3	13.0		14.3	13.4	
Income before tax, SEK M	571	407	+40%	1,101	875	+26%
of which, exchange-rate effects	-8		-2%	-44		-5%
Net income, SEK M	372	257	+45%	717	557	+29%
Operating cash flow, SEK M	652	578	+13%	1,267	1,142	+11%
Earnings per share (EPS), SEK	1.01	0.71	+42%	1.95	1.53	+27%
EPS excluding goodwill, SEK	1.67	1.34	+25%	3.27	2.82	+16%

Sales for the Group in the second quarter amounted to SEK 6,533 M (5,930), an increase of 10% compared to the previous year. Organic growth was 7%. Translation of foreign subsidiaries' sales produced a negative effect of SEK 174 M due to changes in exchange rates. Acquired companies had a positive effect of 6% on sales.

Sales for the half year totaled SEK 12,816 M (12,054), which represents an increase of 6%. Organic growth was 5%. Acquired units contributed 6% to the increase in sales. Exchange-rate variations affected sales negatively by SEK 562 M compared with the first half of 2003.

Operating income before depreciation, EBITDA, for the second quarter amounted to SEK 1,168 M (993). The corresponding margin was 17.9% (16.7).

The Group's operating income before goodwill amortization, EBITA, amounted to SEK 936 M (770) after negative currency effects of SEK 25 M. The EBITA margin amounted to 14.3% (13.0%).

Goodwill amortization amounted to SEK 247 M (237).

For the half year, operating income before depreciation, EBITDA, amounted to SEK 2,288 M (2,071). The corresponding margin was 17.9% (17.2). The Group's operating income before goodwill amortization, EBITA, amounted to SEK 1,826 M (1,616) after negative currency effects of SEK 79 M. The EBITA margin amounted to 14.3% (13.4%).

Income before tax in the second quarter totaled SEK 571 M (407), with a negative currency effect of SEK 8 M. Income before tax for the first half year was SEK 1,101 M (875), with a negative currency effect of SEK 44 M.

The Group's tax charge for the quarter totaled SEK 197 M (143), corresponding to an effective tax rate of 34% (35) in relation to income before tax.

Earnings per share for the quarter amounted to SEK 1.01 (0.71). EPS before goodwill amortization was SEK 1.67 (1.34). Earnings per share in the first half year amounted to SEK 1.95 (1.53). EPS before goodwill amortization was SEK 3.27 (2.82).

Operating cash flow for the quarter, excluding restructuring payments was SEK 652 M – representing 114% of income before tax – compared with SEK 578 M last year. Cash flow was negatively affected by a build-up of inventory and accounts receivable due to higher material costs and higher sales towards the end of the quarter. Cash flow for the half year was SEK 1,267 M (1,142).

ACTION PROGRAM LEVERAGE AND GROWTH

The two-year action program initiated in November 2003 is proceeding well with many specific activities, Measures to turnaround low-performing units, addressed in this program, have been successful. Certain headcount reductions in the EMEA division will require more time to complete.

Cost savings are estimated to reach SEK 450 M on an annual basis during the latter part of 2005. 25% of that amount is expected to be realized during 2004. During the first half of 2004, restructuring payments of SEK 80 M have been made and 250 of the 1,400 employees involved have left the Group.

COMMENTS BY DIVISION

EMEA

Sales for the second quarter in EMEA (Europe, Middle East and Africa) totaled EUR 313 M (277), with 6% organic growth. Operating income before goodwill amortization amounted to EUR 46 M (35) with an operating margin (EBITA) of 14.7% (12.6). Return on capital employed before goodwill amortization amounted to 16.7% (12.7). Operating cash flow before interest paid amounted to EUR 33 M (33).

All of EMEA's market regions showed positive organic sales growth, led by France and Scandinavia, the two largest regions both achieved double-digit growth. The overall sales increase is mainly attributed to improved market demand, the effect of more working days and price increases offsetting higher material costs. The EBITA margin benefited from volume increases and implemented restructuring.

AMERICAS

Second-quarter sales in the Americas business area amounted to USD 282 M (268) with 6% organic growth. Operating income before goodwill amortization amounted to USD 49 M (41) with an operating margin (EBITA) of 17.6% (15.3). Return on capital employed before goodwill amortization amounted to 18.2% (15.1). Operating cash flow before interest paid amounted to USD 40 M (41).

The Americas division showed an overall positive trend in terms of both sales and margin, mainly led by the Door Group, the Residential Group and the effects of implemented restructuring measures. The Door Group reported strong sales growth and better margin in spite of higher material costs. The Architectural Hardware Group showed stable sales and margins, while the order intake has started to improve.

ASIA PACIFIC

Sales in the second quarter in Asia Pacific totaled AUD 87 M (72), representing 15% organic growth. Operating income before goodwill amortization amounted to AUD 12 M (9) with an operating margin (EBITA) of 13.7% (12.5). Return on capital employed before goodwill amortization amounted to 16.0% (11.8). Operating cash flow before interest paid amounted to AUD 20 M (12).

The Asia Pacific division showed a good improvement in terms of sales and margins. The strong sales growth in China continued, but with a below-average margin. The export business of Interlock in New Zealand reported strong improvement in sales and margin. The newly acquired Security Merchants business contributed positively to the margin.

GLOBAL TECHNOLOGIES

Sales in the second quarter for Global Technologies totaled SEK 1,224 M (986), corresponding to 5% organic growth. Operating income before goodwill amortization amounted to SEK 150 M (133) with an operating margin (EBITA) of 12.3% (13.5). Return on capital employed before goodwill amortization amounted to 10.9% (10.0). Operating cash flow before interest paid amounted to SEK 155 M (137).

Global Technologies reported rather low organic sales growth in the quarter against strong comparative figures. The EBITA margin was negatively affected by a weaker quarter for the Hospitality Group, attributable to internal restructuring and a weak industry environment. The Identification Technology Group continued to deliver strong margins. Door Automatics improved its organic sales growth, mainly driven by new sales in Europe. The US business started to show signs of recovery.

OTHER EVENTS

The employee incentive program, Incentive 2004, was fully subscribed with participants in 15 countries. The program based on five year convertibles amounting to EUR 100 M, was approved by the Annual General Meeting in April. Maximum dilution amounts to 2%

ACCOUNTING PRINCIPLES

In this report ASSA ABLOY has applied the accounting principles disclosed in Note 1 of the Annual Report for 2003, RR 29 Employee benefits was adopted as at 1 January 2004.

OUTLOOK*

The outlook has been revised upwards in terms of sales volumes. Organic sales growth for the second half of the year is expected to be slightly lower than for the first six months given the stronger comparative. The EBITA margin is expected to improve although certain savings from the restructuring program have been pushed back in time. Excluding restructuring payments, the strong cash generation is expected to continue.

Long term, we expect an increase in security-driven demand. Focus on end-user value and innovation as well as leverage on ASSA ABLOY's strong positions will accelerate growth and increase profitability.

Stockholm, 21 July 2004

Bo Dankis
President and CEO

** The previous outlook published in April 2004:*
The outlook remains unchanged except for currency translation effects. Organic growth in sales and growth from acquisitions is expected to be partly offset by negative translation effects and by discontinued volumes from low performers. The EBITA margin is expected to improve mainly due to the Leverage and Growth program. Excluding restructuring payments, the strong cash generation is expected to continue.

Long term, we expect an increase in security-driven demand. Focus on end-user value and innovations as well as leverage on ASSA ABLOY's strong positions will accelerate growth and increase profitability."

REVIEW REPORT

We have reviewed this Interim Report in accordance with the recommendation issued by FAR. A review is considerably limited in scope compared with an audit. Nothing has come to our attention that causes us to believe that the Interim Report does not comply with the requirements of the Securities and Clearing Operations Act and the Annual Accounts Act.

Stockholm, 21 July 2004

PricewaterhouseCoopers AB

Anders Lundin
Authorized public accountant

Financial information

The report for the third quarter will be published on 2 November.

Further information can be obtained from:
Bo Dankis, President and CEO, tel: +46 8 506 485 42
Göran Jansson, Deputy CEO and CFO, tel: +46 8 506 485 72
Martin Hamner, Director of Investor Relations and Group Controller, tel: + 46 8 506 485 79

ASSA ABLOY AB (publ)
Box 70340, SE 107 23 Stockholm
Tel: +46 8 506 485 00, Fax: + 46 8 506 485 85
www.assaabloy.com

An analysts' meeting will be **held at 13.00 today** at Operaterrassen in Stockholm. The meeting can also be followed over the Internet at www.assaabloy.com. It is possible to dial into the meeting with questions: **+44 (0)20 7162 0186**.

The ASSA ABLOY Group is the world's leading manufacturer and supplier of locking solutions, dedicated to satisfying end-user needs for security, safety and convenience. The Group has about 30,000 employees and annual sales of about EUR 3 billion.

FINANCIAL INFORMATION

INCOME STATEMENT	Apr-Jun 2004 SEK M	Apr-Jun 2003 SEK M	Jan-Jun 2004 EUR M [1]	Jan-Jun 2004 SEK M	Jan-Jun 2003 SEK M	Jan-Dec 2003 SEK M
Sales	6,533	5,930	1,399	12,816	12,054	24,080
Cost of goods sold	-3,865	-3,631	-834	-7,639	-7,365	-14,613
Gross income	**2,668**	**2,299**	**565**	**5,177**	**4,689**	**9,467**
Selling and administrative expenses	-1,732	-1,529	-366	-3,351	-3,073	-6,115
Goodwill amortization	-247	-237	-53	-490	-480	-959
Non-recurring items	-	-	-	-	-	-1,320
Operating income	**689**	**533**	**146**	**1,336**	**1,136**	**1,073**
Financial items	-121	-129	-26	-239	-264	-497
Share in earnings of associated companies	3	3	0	4	3	7
Income before tax	**571**	**407**	**120**	**1,101**	**875**	**583**
Tax	-197	-143	-41	-380	-308	-556
Minority interests	-2	-7	0	-4	-10	-18
Net income	**372**	**257**	**79**	**717**	**557**	**9**

EARNINGS PER SHARE	Apr-Jun 2004 SEK	Apr-Jun 2003 SEK	Jan-Jun 2004 SEK	Jan-Jun 2003 SEK	Jan-Dec 2003 SEK
Earnings per share after tax and before conversion [3]	1.02	0.70	1.96	1.52	3.30 [12]
Earnings per share after tax and full conversion [4]	1.01	0.71	1.95	1.53	3.31 [12]
Earnings per share after tax and full conversion excluding goodwill [4]	1.67	1.34	3.27	2.82	5.89 [12]

CASH FLOW STATEMENT	Apr-Jun 2004 SEK M	Apr-Jun 2003 SEK M	Jan-Jun 2004 EUR M [1]	Jan-Jun 2004 SEK M	Jan-Jun 2003 SEK M	Jan-Dec 2003 SEK M
Cash flow from operating activities	510	665	117	1,071	1,053	3,180
Cash flow from investing activities	-177	-228	-116	-1,062	-491	-1,827
Cash flow from financing activities	-287	-522	30	271	-1,014	-1,772
Cash flow	**46**	**-86**	**31**	**280**	**-452**	**-419**

BALANCE SHEET	30 Jun 2004 EUR M[2)]	30 Jun 2004 SEK M	30 Jun 2003 SEK M	31 Dec 2003 SEK M
Intangible fixed assets	1,687	15,403	15,300	14,933
Tangible fixed assets	592	5,406	5,893	5,329
Financial fixed assets	109	991	607	717
Inventories	378	3,449	3,395	3,030
Receivables	519	4,741	4,336	4,131
Other non-interest-bearing current assets	102	930	871	599
Interest-bearing current assets	134	1,221	916	1,088
Total assets	**3,521**	**32,141**	**31,318**	**29,827**

Shareholders' equity	1,139	10,400	11,983	10,678
Minority interests	2	20	295	16
Interest-bearing provisions	207	1,890	1,016	723
Non-interest-bearing provisions	116	1,060	281	1,218
Interest-bearing long-term liabilities	984	8,980	8,884	8,894
Non-interest-bearing long-term liabilities	10	88	98	100
Interest-bearing current liabilities	537	4,900	4,484	3,821
Non-interest-bearing current liabilities	526	4,803	4,277	4,377
Total shareholders' equity and liabilities	**3,521**	**32,141**	**31,318**	**29,827**

CHANGE IN SHAREHOLDER'S EQUITY	30 Jun 2004 EUR M	30 Jun 2004 SEK M	30 Jun 2003 SEK M	31 dec 2003 SEK M
Opening balance 1 January	**1,177**	**10,678**	**12,381**	**12,381**
Transition to RR29	-85	-774	-	-
Dividend [7)]	-50	-457	-457	-457
Exchange difference for the year	18	236	-498	-1,255
Net Income [1)]	79	717	557	9
Closing balance at end of period [2)]	**1,139**	**10,400**	**11,983**	**10,678**

KEY DATA	Jan-Jun 2004	Jan-Jun 2003	Jan-Dec 2003
Return on capital employed, %	10.4	9.1	9.6 [12]
Return on capital employed before goodwill amortization, % [13]	14.3	12.7	13.3 [12]
Return on shareholders' equity, %	12.6	8.6	9.9 [12]
Equity ratio, %	32.4	39.2	35.9
Interest coverage ratio, times	5.6	3.8	4.7
Interest on convertible debentures net after tax, SEK M	8.3	13.6	17.8
Number of shares, thousands	365,918	365,918	365,918
Number of shares after full conversion, thousands	378,717	370,935	370,935
Average number of employees	29,331	29,375	28,708

[1] Translated using an average rate during the year, 1 EUR = 9.16

[2] Translated using a closing rate at 30 June 2004, 1 EUR = 9.13.

[3] Number of shares, thousands, used for the calculation amount to 365,918 for all periods.

[4] Number of shares, thousands, used for the calculation amount to 371,449 for June 2004, 370,935 for June 2003 and December 2003.

[7] Translated using transaction day rate, 1 EUR = 9.14

[12] Excluding non-recurring items

[13] Income before tax plus net interest and goodwill amortization as a percentage of average capital employed.

QUARTERLY INFORMATION

THE GROUP IN SUMMARY
(All amounts in SEK M if not noted otherwise)

	Q 1 2003	Q 2 2003	Q 3 2003	Q 4 2003	Jan-Jun 2003	Full Year 2003	Q 1 2004	Q 2 2004	Jan-Jun 2004	12 month rolling
Sales	6,124	5,930	5,930	6,096	12,054	24,080	6,283	6,533	12,816	24,842
Organic growth [6]	0%	-2%	0%	2%	-1%	0%	3%	7%	5%	-
Gross income	**2,390**	**2,299**	**2,333**	**2,445**	**4,689**	**9,467**	**2,509**	**2,668**	**5,177**	**9,955**
Gross income / Sales	39.0%	38.8%	39.3%	40.1%	38.9%	39.3%	39.9%	40.8%	40.4%	40.1%
EBITDA	**1,078**	**993**	**1,044**	**1,135**	**2,071**	**4,249**	**1,120**	**1,168**	**2,288**	**4,466**
EBITDA / Sales	17.6%	16.7%	17.6%	18.6%	17.2%	17.6%	17.8%	17.9%	17.9%	18.0%
Depreciation	-232	-223	-219	-223	-455	-897	-230	-232	-462	-904
EBITA	**846**	**770**	**824**	**912** [12]	**1,616**	**3,352** [12]	**890**	**936**	**1,826**	**3,562** [12]
EBITA / Sales	13.8%	13.0%	13.9%	15.0%	13.4%	13.9%	14.2%	14.3%	14.3%	14.3%
Goodwill amortization	-244	-237	-238	-240	-480	-959	-243	-247	-490	-968
Non-recurring items	-	-	-	-1,320	-	-1,320	-	-	-	-1,320
Operating income	**602**	**533**	**586**	**-648**	**1,136**	**1,073**	**647**	**689**	**1,336**	**1,274**
Operating margin (EBIT)	9.8%	9.0%	9.9%	11.0% [12]	9.4%	9.9% [12]	10.3%	10.6%	10.4%	10.4% [12]
Financial items	-135	-129	-120	-113	-264	-497	-118	-121	-239	-472
Income before tax	**468**	**407**	**467**	**-758**	**875**	**583**	**530**	**571**	**1,101**	**810**
Profit margin (EBT)	7.6%	6.9%	7.9%	9.2% [12]	7.3%	7.9% [12]	8.4%	8.7%	8.6%	8.6% [12]
Tax	-165	-143	-165	-83	-308	-556	-183	-197	-380	-628
Minority interest	-4	-7	-4	-4	-10	-18	-2	-2	-4	-12
Net income	**299**	**257**	**299**	**-845**	**557**	**9**	**345**	**372**	**717**	**170**

OPERATING CASH FLOW

	Q 1 2003	Q 2 2003	Q 3 2003	Q 4 2003	Jan-Jun 2003	Full Year 2003	Q 1 2004	Q 2 2004	Jan-Jun 2004	12 month rolling
EBITA	846	770	824	912 [12]	1,616	3,352 [12]	890	936	1,826	3,562 [12]
Depreciation	232	223	219	223	455	897	230	232	462	904
Net capital expenditure	-157	-184	-163	-190	-341	-694	-123	-166	-289	-642
Change in working capital	-298	-83	291	258	-381	168	-362	-187	-549	0
Paid and recieved interest	-88	-169	-107	-156	-257	-520	-45	-144	-189	-452
Adjustment for non-cash items	29	21	-11	22	50	62	25	-19	6	17
Operating cash flow	**564**	**578**	**1,054**	**1,069**	**1,142**	**3,265**	**615** [5]	**652** [5]	**1,267** [5]	**3,389** [5]
Operating cash flow / Income before tax	1.21	1.42	2.26	1.90 [12]	1.31	1.73 [12]	1.16	1.14	1.15	1.59 [12]

CHANGE IN NET DEBT

	Q 1 2003	Q 2 2003	Q 3 2003	Q 4 2003	Jan-Jun 2003	Full Year 2003	Q 1 2004	Q 2 2004	Jan-Jun 2004
Net debt at beginning of the period	13,989	13,702	13,405	12,829	13,989	13,989	12,290	14,425	12,290
Operating cash flow	-564	-578	-1,054	-1,069	-1,142	-3,265	-615	-652	-1,267
Restructuring payment	-	-	-	-	-	-	35	45	80
Paid tax	333	97	151	198	430	779	164	322	486
Acquisitions	106	39	675	535	145	1,355	830	23	853
Dividend	-	457	-	-	457	457	-	457	457
Transition to RR29	-	-	-	-		-	1,108	-	1,108
Translation differences	-162	-312	-348	-203	-474	-1,025	613	-106	507
Net debt at end of period	**13,702**	**13,405**	**12,829**	**12,290**	**13,405**	**12,290**	**14,425**	**14,514**	**14,514**
Net debt / Equity, times	1.10	1.12	1.09	1.15	1.12	1.15	1.37	1.40	1.40

CAPITAL EMPLOYED AND FINANCING

	Q 1 2003	Q 2 2003	Q 3 2003	Q 4 2003	Q 1 2004	Q 2 2004
Capital employed	26,452	25,683	24,743	22,984	24,966	24,934
- of which goodwill	15,755	15,137	14,910	14,766	15,432	15,210
Net debt	13,702	13,405	12,829	12,290	14,425	14,514
Minority interest	315	295	143	16	17	20
Shareholders' equity	12,435	11,983	11,772	10,678	10,523	10,400

DATA PER SHARE

	Q 1 2003 SEK	Q 2 2003 SEK	Q 3 2003 SEK	Q 4 2003 SEK	Jan-Jun 2003 SEK	Full Year 2003 SEK	Q 1 2004 SEK	Q 2 2004 SEK	Jan-Jun 2004 SEK	12 month rolling SEK
Earnings per share after tax and before conversion [3]	0.82	0.70	0.82	0.96 [12]	1.52	3.30 [12]	0.94	1.02	1.96	3.74 [12]
Earnings per share after tax and full conversion [4]	0.82	0.71	0.81	0.97 [12]	1.53	3.31 [12]	0.94	1.01	1.95	3.73 [12]
Earnings per share after tax and full conversion excluding goodwill [4]	1.48	1.34	1.46	1.61 [12]	2.82	5.89 [12]	1.60	1.67	3.27	6.34 [12]
Cash earnings per share after tax and full conversion	2.13	2.10	2.09	2.29 [12]	4.23	8.61 [12]	2.18	2.28	4.46	8.84 [12]
Shareholders' equity per share after full conversion	36.01	34.77	34.14	31.23	34.77	31.23	30.87	32.91	32.91	

[3] Number of shares, thousands, used for the calculation amount to 365,918 for all periods.

[4] Number of shares, thousands, used for the calculation amount to 371,449 for June 2004, 370,935 for June 2003 and December 2003.

[5] Excluding payment of restructuring

[6] Organic growth concern comparable units after adjustment for acqusitions and currency effects.

[12] Excluding non-recurring items

SEGMENT REPORTING

Apr-Jun respective 30 Jun	EMEA [8]		Americas [9]		Asia Pacific [10]		Global technologies [11]		Other		Total	
	EUR M		USD M		AUD M		SEK M		SEK M		SEK M	
	2004	2003	2004	2003	2004	2003	2004	2003	2004	2003	2004	2003
Sales, external	305	270	281	267	81	67	1,196	962			6,533	5,930
Sales, intragroup	8	7	1	1	6	5	28	24	-147	-123		
Sales	**313**	**277**	**282**	**268**	**87**	**72**	**1,224**	**986**	**-147**	**-123**	**6,533**	**5,930**
Organic growth [6]	*6%*	*-3%*	*6%*	*-3%*	*15%*	*0%*	*5%*	*10%*			*7%*	*-2%*
EBITA	**46**	**35**	**49**	**41**	**12**	**9**	**150**	**133**	**-71**	**-55**	**936**	**770**
EBITA / Sales	*14.7%*	*12.6%*	*17.6%*	*15.3%*	*13.7%*	*12.5%*	*12.3%*	*13.5%*			*14.3%*	*13.0%*
Goodwill amortization	-10	-10	-10	-10	-3	-2	-62	-58			-247	-237
EBIT	**36**	**25**	**39**	**31**	**10**	**7**	**88**	**75**	**-71**	**-55**	**689**	**533**
EBIT / Sales	*11.5%*	*9.0%*	*13.8%*	*11.6%*	*11.0%*	*9.7%*	*7.2%*	*7.6%*			*10.6%*	*9.0%*
Capital employed	1,060	1,111	1,090	1,076	317	299	5,455	5,323	-99	-20	24,934	25,683
- of which goodwill	543	530	673	659	174	155	4,260	4,183			15,210	15,137
Return on capital employed	*13.1%*	*9.1%*	*14.3%*	*11.4%*	*12.8%*	*9.2%*	*6.4%*	*5.6%*			*10.3%*	*8.5%*
Return on capital employed before goodwill amortization [13]	*16.7%*	*12.7%*	*18.2%*	*15.1%*	*16.0%*	*11.8%*	*10.9%*	*10.0%*			*14.1%*	*12.0%*
EBITA	46	35	49	41	12	9	150	133	-71	-55	936	770
Depreciation	15	14	8	8	3	2	25	17	2	1	232	223
Net capital expenditure	-10	-11	-7	-9	-2	-2	-15	-8	-1	-3	-166	-184
Movement in working capital	-18	-5	-11	1	7	3	-5	-5	40	-60	-187	-83
Cash flow	**33**	**33**	**40**	**41**	**20**	**12**	**155**	**137**			**815**	**725**
Adjustment for non-cash items									-19	21	-19	21
Paid and recieved interest									-144	-169	-144	-169
Operating cash flow											**652**	**577**

Apr-Jun respective 30 Jun	EMEA [8]		Americas [9]		Asia Pacific [10]		Global technologies [11]		Other		Total	
	SEK M		SEK M		SEK M		SEK M		SEK M		SEK M	
	2004	2003	2004	2003	2004	2003	2004	2003	2004	2003	2004	2003
Sales, external	2,786	2,471	2,113	2,154	438	343	1,196	962			6,533	5,930
Sales, intragroup	77	71	8	1	34	26	28	24	-147	-123		
Sales	**2,863**	**2,542**	**2,121**	**2,155**	**472**	**369**	**1,224**	**986**	**-147**	**-123**	**6533**	**5,930**
Organic growth [6]	*6%*	*-3%*	*6%*	*-3%*	*15%*	*0%*	*5%*	*10%*			*7%*	*-2%*
EBITA	**421**	**314**	**372**	**330**	**65**	**48**	**150**	**133**	**-71**	**-55**	**936**	**770**
EBITA / Sales	*14.7%*	*12.6%*	*17.6%*	*15.3%*	*13.7%*	*12.5%*	*12.3%*	*13.5%*			*14.3%*	*13.0%*
Goodwill amortization	-91	-85	-81	-81	-13	-12	-62	-58			-247	-237
EBIT	**330**	**229**	**291**	**249**	**52**	**36**	**88**	**75**	**-71**	**-55**	**689**	**533**
EBIT / Sales	*11.5%*	*9.0%*	*13.8%*	*11.6%*	*11.0%*	*9.7%*	*7.2%*	*7.6%*			*10.6%*	*9.0%*
Capital employed	9,683	10,170	8,244	8,615	1,650	1,596	5,455	5,323	-99	-20	24,934	25,683
- of which goodwill	4,957	4,852	5,088	5,275	905	827	4,260	4,183			15,210	15,137
Return on capital employed	*13.1%*	*9.1%*	*14.3%*	*11.4%*	*12.8%*	*9.2%*	*6.4%*	*5.6%*			*10.3%*	*8.5%*
Return on capital employed before goodwill amortization [13]	*16.7%*	*12.7%*	*18.2%*	*15.1%*	*16.0%*	*11.8%*	*10.9%*	*10.0%*			*14.1%*	*12.0%*
EBITA	421	314	372	330	65	48	150	133	-71	-55	936	770
Depreciation	130	128	59	64	15	13	25	17	2	1	232	223
Net capital expenditure	-89	-95	-48	-68	-12	-11	-15	-8	-1	-3	-166	-184
Movement in working capital	-169	-34	-88	6	37	16	-5	-5	40	-60	-187	-83
Cash flow	**293**	**313**	**295**	**332**	**105**	**66**	**155**	**137**			**815**	**725**
Adjustment for non-cash items									-19	21	-19	21
Paid and recieved interest									-144	-169	-144	-169
Operating cash flow											**652**	**577**

Jan-Jun respective 30 Jun	**EMEA** [8] EUR M 2004	2003	**Americas** [9] USD M 2004	2003	**Asia Pacific** [10] AUD M 2004	2003	**Global technologies** [11] SEK M 2004	2003	**Other** SEK M 2004	2003	**Total** SEK M 2004	2003
Sales, external	604	549	553	529	149	134	2,339	1,946			12,816	12,054
Sales, intragroup	16	16	2	2	10	10	50	45	-272	-262		
Sales	**620**	**565**	**555**	**531**	**159**	**144**	**2,389**	**1,991**	**-272**	**-262**	**12,816**	**12,054**
Organic growth [6]	*5%*	*-2%*	*4%*	*-2%*	*11%*	*5%*	*6%*	*6%*			*5%*	*-1%*
EBITA	**92**	**75**	**95**	**83**	**21**	**18**	**292**	**243**	**-134**	**-88**	**1,826**	**1,616**
EBITA / Sales	*14.9%*	*13.2%*	*17.1%*	*15.5%*	*13.1%*	*12.6%*	*12.2%*	*12.2%*			*14.3%*	*13.4%*
Goodwill amortization	-20	-19	-22	-20	-5	-5	-122	-118			-490	-480
EBIT	**73**	**56**	**73**	**63**	**16**	**13**	**170**	**125**	**-134**	**-88**	**1,336**	**1,136**
EBIT / Sales	*11.7%*	*9.9%*	*13.2%*	*11.8%*	*10.1%*	*9.1%*	*7.1%*	*6.3%*			*10.4%*	*9.4%*
Capital employed	1,060	1,111	1,090	1,076	317	299	5,455	5,323	-99	-20	24,934	25,683
- of which goodwill	543	530	673	659	174	155	4,260	4,183			15,210	15,137
Return on capital employed	*13.9%*	*10.2%*	*13.7%*	*11.5%*	*10.6%*	*8.4%*	*6.3%*	*4.6%*			*10.4%*	*9.1%*
Return on capital employed before goodwill amortization [13]	*17.7%*	*13.7%*	*17.7%*	*15.1%*	*13.8%*	*11.6%*	*10.8%*	*9.0%*			*14.3%*	*12.7%*
EBITA	92	75	95	83	21	18	292	243	-134	-88	1,826	1,616
Depreciation	29	28	16	16	6	5	48	35	3	2	462	455
Net capital expenditure	-17	-19	-11	-13	-4	-6	-32	-30	-1	-4	-289	-341
Movement in working capital	-40	-25	-22	-9	5	2	-77	-18	40	-70	-549	-381
Cash flow	**64**	**59**	**78**	**77**	**28**	**19**	**231**	**230**			**1,450**	**1,348**
Adjustment for non-cash items									6	50	6	50
Paid and recieved interest									-189	-257	-189	-257
Operating cash flow											**1,267**	**1,142**
Average number of employees	12,837	12,958	9,798	10,323	3,704	3,552	2,931	2,487	61	55	29,331	29,375

Jan-Jun respective 30 Jun	**EMEA** [8] SEK M 2004	2003	**Americas** [9] SEK M 2004	2003	**Asia Pacific** [10] SEK M 2004	2003	**Global technologies** [11] SEK M 2004	2003	**Other** SEK M 2004	2003	**Total** SEK M 2004	2003
Sales, external	5,532	5,028	4,127	4,398	818	682	2,339	1,946			12,816	12,054
Sales, intragroup	148	150	16	14	58	52	,50	45	-272	-262		
Sales	**5,680**	**5,178**	**4,143**	**4,412**	**876**	**734**	**2,389**	**1,991**	**-272**	**-262**	**12,816**	**12,054**
Organic growth [6]	*5%*	*-2%*	*4%*	*-2%*	*11%*	*5%*	*6%*	*6%*			*5%*	*-1%*
EBITA	**846**	**683**	**707**	**686**	**115**	**92**	**292**	**243**	**-134**	**-88**	**1,826**	**1,616**
EBITA / Sales	*14.9%*	*13.2%*	*17.1%*	*15.5%*	*13.1%*	*12.6%*	*12.2%*	*12.2%*			*14.3%*	*13.4%*
Goodwill amortization	-181	-171	-160	-166	-26	-25	-122	-118			-490	-480
EBIT	**665**	**512**	**547**	**520**	**89**	**67**	**170**	**125**	**-134**	**-88**	**1,336**	**1,136**
EBIT / Sales	*11.7%*	*9.9%*	*13.2%*	*11.8%*	*10.1%*	*9.1%*	*7.1%*	*6.3%*			*10.4%*	*9.4%*
Capital employed	9,566	10,170	8,457	8,615	1,650	1,596	5,455	5,323	-99	-20	24,934	25,683
- of which goodwill	4,957	4,852	5,088	5,275	905	827	4,260	4,183			15,210	15,137
Return on capital employed	*13.9%*	*10.2%*	*13.7%*	*11.5%*	*10.6%*	*8.4%*	*6.3%*	*4.6%*			*10.4%*	*9.1%*
Return on capital employed before goodwill amortization [13]	*17.7%*	*13.7%*	*17.7%*	*15.1%*	*13.8%*	*11.6%*	*10.8%*	*9.0%*			*14.3%*	*12.7%*
EBITA	846	683	707	686	115	92	292	243	-134	-88	1,826	1,616
Depreciation	261	258	117	133	32	27	48	35	3	2	462	455
Net capital expenditure	-152	-171	-79	-106	-22	-31	-32	-30	-1	-4	-289	-341
Movement in working capital	-369	-227	-167	-78	25	12	-77	-18	40	-70	-549	-381
Cash flow	**586**	**543**	**578**	**635**	**150**	**100**	**231**	**230**			**1,450**	**1,348**
Adjustment for non-cash items									6	50	6	50
Paid and recieved interest									-189	-257	-189	-257
Operating cash flow											**1,267**	**1,142**

Jan-Dec respective 31 Dec 2003	EMEA [8]	Americas [9]	Asia Pacific [10]	Global technologies [11]	Other	Total
	EUR M 2003	USD M 2003	AUD M 2003	SEK M 2003	SEK M 2003	SEK M 2003
Sales, external	1,081	1,069	288	4,093		24,080
Sales, intragroup	35	4	21	84	-544	
Sales	**1,116**	**1,073**	**309**	**4,177**	**-544**	**24,080**
Organic growth [6]	*-1%*	*-2%*	*5%*	*6%*		*0%*
EBITA [12]	**149**	**176**	**46**	**542**	**-217**	**3,352**
EBITA / Sales	*13.4%*	*16.5%*	*14.9%*	*13.0%*		*13.9%*
Goodwill amortization	-37	-41	-10	-238		-959
EBIT [12]	**112**	**135**	**36**	**304**	**-217**	**2,393**
EBIT / Sales	*10.1%*	*12.6%*	*11.8%*	*7.3%*		*9.9%*
Capital employed	939	1,046	280	5,288	136	22,984
- of which goodwill	521	696	155	4,189		14,766
Return on capital employed [12]	*10.6%*	*12.4%*	*11.8%*	*5.6%*		*9.6%*
Return on capital employed before goodwill amortization [12, 13]	*14.2%*	*16.2%*	*15.1%*	*9.9%*		*13.3%*
EBITA [12]	149	176	46	542	-217	3,352
Depreciation	55	31	11	81	5	897
Net capital expenditure	-39	-26	-10	-64	-8	-694
Movement in working capital	7	8	-5	-10	79	168
Cash flow	**172**	**189**	**42**	**549**		**3,723**
Adjustment for non-cash items					62	62
Paid and recieved interest					-520	-520
Operating cash flow						**3,265**
Average number of employees	12,481	10,091	3,507	2,574	55	28,708

Jan-Dec respective 31 Dec 2003	EMEA [8]	Americas [9]	Asia Pacific [10]	Global technologies [11]	Other	Total
	SEK M 2003	SEK M 2003	SEK M 2003	SEK M 2003	SEK M 2003	SEK M 2003
Sales, external	9,858	8,625	1,506	4,093		24,080
Sales, intragroup	318	32	109	84	-544	
Sales	**10,176**	**8,657**	**1,615**	**4,177**	**-544**	**24,080**
Organic growth [6]	*-1%*	*-2%*	*5%*	*6%*		*0%*
EBITA [12]	**1,359**	**1,428**	**240**	**542**	**-217**	**3,352**
EBITA / Sales	*13.4%*	*16.5%*	*14.9%*	*13.0%*		*13.9%*
Goodwill amortization	-338	-331	-52	-238		-959
EBIT [12]	**1,021**	**1,097**	**188**	**304**	**-217**	**2,393**
EBIT / Sales	*10.1%*	*12.6%*	*11.8%*	*7.3%*		*9.9%*
Capital employed	8,519	7,528	1,513	5,288	136	22,984
- of which goodwill	*4,728*	*5,010*	*839*	*4,189*		*14,766*
Return on capital employed [12]	*10.6%*	*12.4%*	*11.8%*	*5.6%*		*9.6%*
Return on capital employed before goodwill amortization [12, 13]	*14.2%*	*16.2%*	*15.1%*	*9.9%*		*13.3%*
EBITA [12]	1,359	1,428	240	542	-217	3,352
Depreciation	505	250	56	81	5	897
Net capital expenditure	-357	-212	-53	-64	-8	-694
Movement in working capital	66	61	-28	-10	79	168
Cash flow	**1,573**	**1,527**	**215**	**549**		**3,723**
Adjustment for non-cash items					62	62
Paid and recieved interest					-520	-520
Operating cash flow						**3,265**

1) Translated using an average rate during the year, 1 EUR = 9.16
2) Translated using a closing rate at 30 June 2004, 1 EUR = 9.13.
3) Number of shares, thousands, used for the calculation amount to 365,918 for all periods.
4) Number of shares, thousands, used for the calculation amount to 371,449 for June 2004, 370,935 for June 2003 and December 2003.
5) Excluding payment of restructuring
6) Organic growth concern comparable units after adjustment for acqusitions and currency effects.
7) Translated using transaction day rate, 1 EUR = 9.14
8) Europe, Israel and Africa
9) North and South America
10) Asia, Australia och New Zealand
11) Door Automatics, Hospitality och Identification
12) Excluding non-recurring items
13) Income before tax plus net interest and goodwill amortization as a percentage of average capital employed.